FORM 18-K/A
AMENDMENT NO. 4
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2005
SECURITIES REGISTERED *
(As of the close of the fiscal year)

	Amounts as to	Name of
	Which registration	exchanges on
Time of Issue	Is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE MICHAEL H. WILSON
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

ROB STEWART	DAVID MURCHISON	ROBERT W. MULLEN, Jr.
Director	Consul	Milbank, Tweed, Hadley & McCloy LLP
Financial Markets Division	Consulate General of Canada	1 Chase Manhattan Plaza
Department of Finance, Canada	1251 Avenue of the Americas	New York, N.Y. 10005
20th Floor, East Tower	New York, N.Y. 10020
L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5

*	The Registrant is filing this amendment to its annual report on a voluntary basis.

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities
Litigation Reform Act of 1995.
     This amendment, including the exhibit hereto, contains various forward-looking statements and information that are based on Canada’s belief as well as assumptions made by and information currently available to Canada. When used in this document, the words “anticipate”, “estimate”, “project”, “expect”, “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.
     This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2005 is being filed to include Exhibits C-9,
C-10 and C-11.
     This amendment to Canada’s annual report comprises:
(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit C-9:	Copy of The Economic and Fiscal Update, November 23, 2006, Department of Finance, Canada

Exhibit C-10:	Copy of Advantage Canada: Building a Strong Economy for Canadians, November 23, 2006, Department of Finance, Canada

Exhibit C-11:	Copy of Joint Statement of the Government of Canada and the Bank of Canada on the Renewal of the Inflation Control Target dated November 23, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 28th day of November, 2006.

CANADA
By:	/s/ Rob Stewart
Rob Stewart
Director Financial Markets Division Financial Sector Policy Branch Department of Finance, Canada

EXHIBIT INDEX

Exhibit No.
C-9:	Copy of The Economic and Fiscal Update, November 23, 2006, Department of Finance, Canada.

C-10:	Copy of Advantage Canada: Building a Strong Economy for Canadians, November 23, 2006, Department of Finance, Canada

C-11:	Copy of Joint Statement of the Government of Canada and the Bank of Canada on the Renewal of the Inflation Control Target dated November 23, 2006

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